Taubman Centers, Inc.	T 248.258.6800
200 East Long Lake Road	www.taubman.com
Suite 300
Bloomfield Hills, Michigan
48304-2324

Via EDGAR

May 11, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jaime G. John

Re:    Taubman Centers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 001-11530

Dear Ms. John:

We refer to your letter dated April 22, 2015, in which you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (“we” or the “Company”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 24, 2015 (the “2014 Form 10-K”). This letter responds to the Staff's comments as indicated below. For convenience of reference, each Staff comment contained in your April 22, 2015 comment letter is reprinted below in bold italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations, page 53

1. We note that you reconcile Funds from Operations (FFO) from Net income attributable to TCO common shareowners - Basic. Based upon your reconciliation, it appears that the $280.5 million FFO represents FFO attributable to common shareowners, partnership unitholders and participating securities holders. Similarly, it appears that the $200.4 million FFO attributable to TCO represents FFO attributable to TCO common shareowners and participating securities holders. Please advise and revise your presentation in future filings to clearly label each measure. Also make adjustments to earnings releases filed on Form 8-K, as appropriate.

Response

We advise that in reconciling the Company’s FFO from Net income attributable to TCO common shareowners, the Company first arrives at a measure of the Operating Partnership (TRG)’s FFO, which is the $280.5 million referenced by the Staff in its comment. This measure is attributable to partnership unitholders and participating securities holders of TRG.

As the controlling general partner of TRG, the majority of the FFO attributable to TRG’s partnership unitholders ultimately flows through to the Company’s common shareowners. Therefore, after arriving at TRG’s FFO as described above, we calculate the FFO attributable to TCO’s common shareholders, which is the $200.4 million referenced in the Staff’s comment.

The Company takes the approach of first reconciling to TRG’s FFO, as the Company conducts all of its operations through its only significant asset, its consolidated subsidiary TRG. This approach is consistent with the guidance provided by the National Association of Real Estate Investment Trusts (“NAREIT”), the real estate industry trade group that originally defined FFO. NAREIT reminded its members through its Financial Reporting Alert dated October 1, 2003 that “FFO…represents FFO applicable to all equity shares - not just FFO attributable to common shareholders.” This Alert ultimately confirmed our strategy for this reconciliation, with the FFO of TRG and that allocable to the Company also previously having been the subject of correspondence with the Staff in April 2006.

We agree with the Staff that the captioning in the reconciliation could be enhanced to accurately distinguish and label the two measures of FFO referred to in the Staff’s comment. In future filings, the Company will revise the caption of TRG’s FFO (currently captioned simply as “Funds from Operations”) to “Funds from Operations attributable to partnership unitholders and participating securities of TRG”. Similarly, in future filings, the Company will caption the measure of TCO’s FFO as “Funds from Operations attributable to TCO’s common shareowners”. These revised captions will also be used in earnings releases filed on Form 8-K.

Item 8. Financial Statements and Supplementary Data

Note 5 - Investments in Unconsolidated Joint Ventures, page F-22

2. We note your disclosure of combined financial information for your unconsolidated joint ventures. Given the changes in ownership of your unconsolidated joint ventures during 2014, please tell us what consideration you gave to the requirement to file separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X.

Response

The Company considered the requirements to file separate financial statements for significant equity method investments pursuant to Rule 3-09 of Regulation S-X, performing the required income and the investment tests set forth in Regulation S-X 1-02(w) using 20 percent thresholds. Pursuant to these tests, none of the Company’s equity method investees qualified as significant and therefore no separate financial statements were filed.

The Company’s significance tests considered the changes in our unconsolidated joint ventures during 2014, most notably the disposition of Arizona Mills in January 2014, the sale of a partial ownership interest, including certain governance rights, in International Plaza resulting in its recognition under the equity method starting in January 2014, and the start of operations of University Town Center in October 2014. The Company’s income-based significance tests reflected the operations of these particular investees for the portions of the year during which the investments were accounted for using the equity method, consistent with guidelines in the Staff’s Financial Reporting Manual. As additional information about the Company’s significance tests, note that the unconsolidated joint ventures for which the ownership changed during 2014 would not qualify as significant even if the income-based tests included the entire annual period.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-7610, or email lpayne@taubman.com, cc: rhogrebe@taubman.com.

Very truly yours,

/s/ Lisa A. Payne___________________________
Lisa A. Payne
Vice Chairman and Chief Financial Officer

cc:
Mr. Isaac Esquivel
Mr. Donald J. Kunz, Esq., Honigman Miller Schwartz and Cohn LLP
Mr. Michael S. Ben, Esq., Honigman Miller Schwartz and Cohn LLP